Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
CAPITAL SOUTHWEST CORPORATION

Pursuant to the provisions of Section 3.053, Section 21.052 and Sections 21.054-21.055 of the Texas Business Organizations Code (the “TBOC”), Capital Southwest Corporation, a for-profit corporation existing under the TBOC (the “Corporation”), hereby adopts the following Certificate of Amendment to its Articles of Incorporation.

Article I

The name of the Corporation is Capital Southwest Corporation. The Corporation is a for-profit corporation. The file number issued to the Corporation by the Secretary of State is 17385700. The date of formation of the Corporation is April 19, 1961.

Article II

ARTICLE FOUR of the Corporation’s Articles of Incorporation is amended and restated, in its entirety, as follows:

ARTICLE FOUR

The total number of shares of all classes of stock that the corporation shall have the authority to issue is Seventy Five Million (75,000,000) shares of common stock, par value $0.25 per share.

No shareholder shall be entitled, as a matter of right, to purchase or subscribe for or receive additional shares of any class of stock of the corporation, whether now or hereafter authorized, including, but not limited to, treasury stock, or any notes, debentures or bonds, or other securities, convertible into or carrying warrants or options to purchase shares of any class, now or hereafter to be authorized. Any such securities or additional shares of stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its discretion shall be deemed advisable.

Each share of common stock, issued and outstanding, shall be entitled to one vote.

At each election for directors, every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote. It is expressly prohibited for any shareholder to cumulate his votes in any election of directors.

Article III

This certificate of amendment to the Articles of Incorporation has been approved in the manner required by the TBOC and by the governing documents of the Corporation.

IN WITNESS WHEREOF, the Corporation has, subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument, caused this Certificate of Amendment to the Articles of Incorporation to be signed by a duly authorized officer as of this 11th day of October, 2023.

CAPITAL SOUTHWEST CORPORATION

By: /s/ Bowen S. Diehl
Name: Bowen S. Diehl
Title: President and Chief Executive Officer